Volaris Reports October 2022 Traffic Results:

22% YoY demand growth with a 90% Load Factor

Mexico City, Mexico, November 7, 2022 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its October 2022 preliminary traffic results.

In October 2022, Volaris’ capacity (measured in ASMs) increased by 17.4% year-over-year, while demand (measured in RPMs) increased by 22.0%; the result was a load factor expansion of 3.4 pp, to 89.7%. Volaris transported 2.8 million passengers during the month, a 22.0% increase compared to October 2021. Demand in the domestic Mexican and international markets increased by 19.5% and 28.7%, respectively. Year-to-date, Volaris’ demand increased 29.1% YoY, with load factor expanding 1.3 pp year-over-year, to 85.4%.

Enrique Beltranena, Volaris’ President and CEO said: “Demand remains resilient and load factor in October reached another monthly record. We are encouraged by our revenue management strategy: i. Moderating base fares in certain price-sensitive domestic markets to deliver strong load factors; and ii. Raising base fares in the international market, including Central America, to offset the higher cost of fuel in our longer sectors. As a result of continuing demand strength across both domestic and international markets, our demand grew more than our capacity, delivering record load factors.”

	Oct 2022	Oct 2021	Variance	YTD Oct 2022	YTD Oct 2021	Variance
RPMs (million, scheduled & charter)
Domestic	1,911	1,599	19.5%	17,703	13,994	26.5%
International	787	611	28.7%	6,886	5,052	36.3%
Total	2,697	2,211	22.0%	24,588	19,045	29.1%
ASMs (million, scheduled & charter)
Domestic	2,089	1,798	16.2%	20,123	16,246	23.9%
International	919	765	20.2%	8,663	6,391	35.5%
Total	3,008	2,563	17.4%	28,785	22,637	27.2%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	91.4%	88.9%	2.5 pp	88.0%	86.1%	1.8 pp
International	85.6%	79.9%	5.7 pp	79.5%	79.0%	0.5 pp
Total	89.7%	86.3%	3.4 pp	85.4%	84.1%	1.3 pp
Passengers (thousand, scheduled & charter)
Domestic	2,240	1,842	21.6%	20,538	15,767	30.3%
International	546	441	23.8%	4,825	3,640	32.5%
Total	2,786	2,283	22.0%	25,362	19,407	30.7%

Economic Jet Fuel Price (USD per gallon, preliminary)
Average	4.01	2.58	55.4%	3.87	2.19	76.7%

The information included in this report has not been audited, and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 196, and its fleet from 4 to 115 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, and Central and South America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com